UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                                 Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

OR

☐                                 Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from                to

Commission file number 1-8993

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOLKSAMERICA HOLDING COMPANY

401(K) SAVINGS AND INVESTMENT PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITE MOUNTAINS INSURANCE GROUP, LTD.

80 South Main Street

Hanover, NH 03755

(603) 640-2200

REQUIRED INFORMATION

The following Financial Statements and Schedule for the Plan and a Written Consent of Independent Registered Public Accounting Firm are filed with, and included in, this Report as Exhibits 99(a) and 99(b) hereto, respectively, as detailed below:

99(a)	Financial Statements and Schedule for the Plan consisting of:

	1.	Report of Independent Registered Public Accounting Firm;
	2.	Statements of Net Assets Available for Benefits as of December 31, 2004
	3.	and 2003;
	4.	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003;
	5.	Notes to Financial Statements;
	6.	Schedule of Assets Held at End of Year as of December 31, 2004;

99(b)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Folksamerica Holding Company
401(k) Savings and Investment Plan (the “Plan”)

Date: June 29, 2005	By:	/s/ Edward J. Stanco
		Name:	Edward J. Stanco
		Title:	President and CEO
Folksamerica Holding Company Inc.

	and:	/s/ Theresa Kress
		Name:	Theresa Kress
		Title:	Senior Vice President
Folksamerica Holding Company Inc.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99(a)	Financial statements for the Plan consisting of:

	7.	Report of Independent Registered Public Accounting Firm;
	8.	Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003;
	9.	Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2004 and 2003;
	10.	Notes to Financial Statements;
	11.	Schedule of Assets Held at End of Year as of December 31, 2004;

99(b)	Consent of Independent Registered Public Accounting Firm.